News release

Zi Corporation Reports 2005 Third Quarter, Nine-Month Results

CALGARY, AB, November 10, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported results for its third quarter and nine months ended September 30, 2005. (Unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.)

        Total revenue for this year's third quarter was $2.5 million with a net loss of $1.5 million, or a loss per basic and diluted share of $0.03, compared to total revenue in the 2004 third quarter of $3.7 million and net income of $0.7 million, or $0.02 per basic and diluted share. Gross margin as a percentage of revenue in the 2005 third quarter was 93 percent compared to 97 percent for the 2004 third quarter.

        Chairman and CEO Michael Lobsinger said, "While this year's third quarter financial results were disappointing, we believe they reflect the impact of a major shift we are seeing in the global mobile phone market. As often occurs in a vast and maturing global market, the major players are asserting their dominance while a number of the mid-tier companies are beginning to either consolidate or leave the market altogether. At the same time many of the smaller innovative OEMs, especially those in China, Korea and Japan, continue to grow. When you break down our revenue, you see that our revenue base is changing with the shift in the market. Revenue in this year's third quarter from our mid-tier customers is down year-over-year, while revenue from all of our other customers is up compared to last year's third quarter. Also, revenue in the third quarter was not impacted by the launch of our new product, Qix, even though we expect an agreement in the near future, nor was there any substantial revenue from our latest acquisition, Decuma, which announced its first major contract, to be embedded on Motorola smart phones with distribution by NTT DoCoMo in Japan and the recently announced Nintendo agreement.

        "The entire management and new sales team is committed to effecting a rapid recovery in our financial results and is focused on increasing revenue and reducing non-essential expenditures," Lobsinger added. "We are optimistic about returning to a period of sustained growth and profitability and firmly believe we have the products, resources and talent to do so."

        Lobsinger said that the Company is working closely with its existing and new customers to increase revenue by expanding the use of Zi products and technologies in new models and for new applications and added that Zi's sales pipeline has never been better. At the same time, the Company is continuing to invest in Qix™ and in the enhancement and expansion of its predictive text and handwriting recognition solutions as these products will create important new customer and revenue opportunities.

        "An excellent example of one such opportunity," Lobsinger commented, "is the recently announced license agreement with Nintendo for use of Decuma® handwriting recognition technology in games for the Nintendo DS handheld video game system. This represents an important strategic expansion of our market opportunities as it gives us an excellent entrée into the video game market with the world leader."

        Zi Corporation total revenue for this year's first nine months was $8.5 million compared to total revenue of $10.2 million for the first nine months of 2004. The net loss for the 2005 first nine months was $3.2 million, or a loss per basic and diluted share of $0.07, compared to a net loss of $0.5 million, or a loss per basic and diluted share of $0.01 for the year-earlier period. Revenue from the Zi Technology business unit for the first nine months of this year was $7.9 million compared to $9.9 million for the same period a year ago. During the first nine months of this year other product revenue from e-Learning was $0.6 million compared to $0.3 million a year earlier. Gross margin as a percentage of revenue in the first nine months of this year was 95 percent compared to 96 percent in the prior year period.

        The Company's balance sheet as of September 30, 2005 showed cash and cash equivalents of $10.6 million, total assets of $20 million, total liabilities of $4.3 million, including just $46,172 in long term debt, a current ratio of 3.68:1, and shareholders' equity of $15.7 million.

        Chief Operating Officer Milos Djokovic remarked, "We began offering our customers packaged suites of Zi products during the 2005 third quarter, which encourages broader adoption of a range of the Company's products by our customers and provides an important platform for future revenue. And, in early October, we released directly to consumers the Zi Predictive Text Suite download for Series 60 phones enabling users, for the first time, to get all of Zi's advanced predictive text features in a single package. The download is available for Series 60 phone users through Handango and its more than 100 download portals."

        The Company believes that significant shifts in market share are occurring within the mobile phone market. Consolidation of OEMs and ODMs, together with certain participants abandoning the industry altogether, are resulting in the major OEMs gaining greater global market share. Historically, Zi's customers have been predominantly smaller, Asia-based OEMs. During the past several years the Company added three larger OEM and ODM customers. And notably, Zi added one major customer at the end of last year that represents more than 30 percent global market share. While Zi has made important progress towards increasing its penetration in the major customer accounts, it is still at an early stage. In the third quarter of 2004, revenue from three customers, constituted 38 percent of the Company's revenue. All other customers, which numbered 37, generated 62 percent of total revenue.

        As a result of market share changes and Zi's customer mix, the Company's revenue for the 2005 third quarter reflects the majority of its accounts reporting a favorable 31 percent growth rate while three larger accounts and professional services revenue reflect a 74 percent decline in revenue year over year.

        The increase in the year-over-year loss for the 2005 third quarter was due to the lower revenue and gross margin; higher selling, general and administrative expense ("SG&A"); an increase in product research and development expense; an increase in legal fees; and a tax provision related to a Chinese subsidiary. These increases were partially offset by an increase in interest income of $0.1 million.

        For the first nine months of 2005, the increase in the year-over-year loss was due to lower revenue and gross margin; an increase in product research and development expense; impairment of a note receivable; increased legal and litigation; increased depreciation and amortization; and a tax provision related to a Chinese subsidiary. These increases were offset by a favourable settlement of litigation against prior counsel; a decrease in SG&A and an increase in interest income and other items.

        During the third quarter and first nine months of 2005, Zi earned royalties from 51 and 67 eZiText® licensees, respectively, compared to a respective 40 and 57 in the same periods a year earlier. There were 30 new handset models embedded with eZiText released into the market in the 2005 third quarter, and for the first nine months of 2005 there were 156 new models released into the market, bringing the total at the end of the first nine months of 2005 to 960 compared to 677 at the end of the 2004 first nine months.

        SG&A in the third quarter of 2005 was relatively unchanged compared to the third quarter of 2004 at $2.1 million, and SG&A expense in the first nine months of this year decreased to $7.2 million from $7.6 million in the prior year period. In the first nine months of 2004, $1.4 million in non-cash compensation expense was recognized upon issuance of restricted stock units and non-employee stock options. There was no non-cash compensation expense incurred in the first nine months of 2005.

        Product research and development expense for the 2005 third quarter and first nine months were $0.8 million and $3.1 million, respectively, compared to $0.4 million and $1.4 million in the respective year-earlier periods. Gross expenditures on product research and development before capitalization increased by $0.4 million to $1.2 million for the third quarter and $1.1 million to $3.8 million for the first nine months.

        The Company continues to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software. In the three month period ended September 30, 2005, the Company capitalized $0.3 million in software development costs. In the third quarter of 2004, the Company capitalized $0.4 million in software development costs related to developing new and improved language database software. In the nine-month period ended September 30, 2005, the Company capitalized $0.7 million of software development costs. In the nine-month period ended September 30, 2004, the Company capitalized $1.3 million in software development costs related to developing dramatically new and improved language database software.

Summary of Results of Operations

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
(thousands of US$ except per share and share amounts)
(unaudited)	2005	2004	2005	2004
Revenue	$2,464	$3,718	$8,478	$10,161
Gross margin	2,296	3,597	8,021	9,791
Net income (loss)	(1,496)	725	(3,191)	(477)
Total assets	$20,028	$18,387	$20,028	$18,387
Net income (loss) per share - basic and diluted	$(0.03)	$0.02	$(0.07)	$(0.01)
Outstanding shares, weighted average	46,257,683	42,584,158	46,112,319	40,496,790
Outstanding shares, end of period	46,272,568	43,805,924	46,272,568	43,805,924

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's interim consolidated financial statements and notes.

Conference Call

As previously announced, Zi is conducting a conference call to review its financial results today at 9:00 AM EDT (Eastern). The dial-in number for the call in North America is 1-800-310-6649 and 1-719-457-2693 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company's website at www.zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

ZI CORPORATION
CONSOLIDATED BALANCE SHEETS
	September 30,	December 31,
	2005	2004
(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$10,587,106	$12,889,335
Accounts receivable, net of allowance of $194,370 (2004 -
$154,108)	4,417,777	5,570,869
Accounts receivable from related party	-	43,629
Prepayments and deposits	609,849	414,994
Total current assets	15,614,732	18,918,827

Capital assets - net	1,112,851	1,087,957
Intangible assets - net	3,219,771	1,692,087
Other deferred costs	80,436	-
Investment in significantly influenced company	-	-
	$20,027,790	$21,698,871

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$2,862,659	$3,081,280
Deferred revenue	1,315,534	2,704,105
Current portion of other long-term liabilities	67,190	71,969
Total current liabilities	4,245,383	5,857,354

Other long-term liabilities	46,172	92,361
	4,291,555	5,949,715

Contingent liabilities and guarantees

Shareholders' equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares
authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized,
46,272,568 (2004 - 45,225,190) issued and outstanding	109,365,825	106,025,634
Additional paid-in capital	2,114,190	2,114,190
Accumulated deficit	(95,118,459)	(91,927,031)
Accumulated other comprehensive loss	(625,321)	(463,637)
	15,736,235	15,749,156
	$20,027,790	$21,698,871

See accompanying notes to consolidated financial statements.

ZI CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
	Three Months Ended September 30,		Nine Months Ended September 30,
(All amounts in United States of America dollars except
share amounts) (Unaudited)	2005	2004	2005	2004

Revenue
License and implementation fees	$2,252,051	$3,615,625	$7,881,779	$9,897,905
Other product revenue	211,694	102,493	596,290	263,407
	2,463,745	3,718,118	8,478,069	10,161,312

Cost of sales
License and implementation fees	107,723	88,879	241,763	293,625
Other product costs	60,166	32,289	215,721	76,697
	167,889	121,168	457,484	370,322

Gross margin	2,295,856	3,596,950	8,020,585	9,790,990

Operating expenses

Selling general and administrative	(2,097,032)	(2,068,898)	(7,241,117)	(7,582,634)
Litigation and legal	(466,998)	(197,831)	(971,225)	(587,582)
Gain on settlement of litigation	-	-	1,415,616	-
Product research and development	(849,837)	(410,568)	(3,080,378)	(1,429,291)
Depreciation and amortization	(282,664)	(211,175)	(835,120)	(672,181)
Impairment of note receivable	-	-	(250,000)	-

Operating income (loss) before undernoted	(1,400,675)	708,478	(2,941,639)	(480,698)

Interest on capital lease obligation	-	(1,651)	(3,924)	(5,623)
Other interest expense	(1,200)	(6,120)	(1,473)	(32,887)
Interest income and other income	87,620	24,791	268,638	41,760
Equity interest in loss of significantly
influenced company	-	-	-	-
Income (loss) before income taxes	(1,314,255)	725,498	(2,678,398)	(477,448)
Income taxes	(182,221)	-	(513,030)	-
Net income (loss)	$(1,496,476)	$725,498	$(3,191,428)	$(477,448)

Basic and diluted income (loss) per share	$(0.03)	$0.02	$(0.07)	$(0.01)
Weighted average common shares	46,257,683	42,584,158	46,112,319	40,496,790
Common shares outstanding, end of period	46,272,568	43,805,924	46,272,568	43,805,924

See accompanying notes to consolidated financial statements.

ZI CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three Months Ended September 30,		Nine Months Ended September 30,
(All amounts in United States of America dollars)
(Unaudited)	2005	2004	2005	2004

Net cash flow from (used in) operating activities:
Net income (loss)	$(1,496,476)	$725,498	$(3,191,428)	$(477,448)
Items not affecting cash:
Loss on dispositions of capital assets	1,752	2,637	3,918	5,427
Depreciation and amortization	291,923	211,175	854,499	672,181
Non-cash compensation expense	-	(32,630)	-	984,821
Non-cash consultant compensation expense	-	10,626	-	458,498
Decrease (increase) in non-cash working capital	(1,151,962)	629,052	(620,660)	(426,636)
Cash flow from (used in) operating activities	(2,354,763)	1,546,358	(2,953,671)	1,216,843

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of
issuance costs	97,203	8,275,618	2,342,055	8,477,665
Settlement of note payable	-	(1,000,000)	-	(1,000,000)
Payment of capital lease obligations	(2,552)	(6,076)	(12,609)	4,639
Cash flow from (used in) financing activities	94,651	7,269,542	2,329,446	7,482,304

Cash flow from (used in) investing activities:
Purchase of capital assets	(126,435)	(74,358)	(245,706)	(87,254)
Software development costs	(335,787)	(417,521)	(693,353)	(1,287,705)
Capital leases and other deferred costs	(13,061)	-	(118,795)	-
Acquisition of subsidiary	-	-	(458,466)	-
Cash flow used in investing activities	(475,283)	(491,879)	(1,516,320)	(1,374,959)

Effect of foreign exchange rate changes on cash and
cash equivalents	189,826	48,567	(161,684)	44,061
Net cash inflow (outflow)	(2,545,569)	8,372,588	(2,302,229)	7,368,249
Cash and cash equivalents, beginning of period	13,132,675	1,362,546	12,889,335	2,366,885
Cash and cash equivalents, end of period	$10,587,106	$9,735,134	$10,587,106	$9,735,134

Non-cash financing activity
Equipment acquired under capital lease	$-	$-	$-	$29,188
Components of cash and cash equivalents
Cash	$2,597,505	$2,090,812	$2,597,505	$2,090,812
Cash equivalents	$7,989,601	$7,644,322	$7,989,601	$7,644,322
Supplemental cash flow information
Cash paid for interest	$1,200	$7,771	$5,397	$38,510
Cash paid for taxes	$182,221	$-	$513,030	$-

See accompanying notes to consolidated financial statements.

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three and Nine Month Periods Ended September 30, 2005 (unaudited)
All amounts expressed in United States of America dollars except share amounts

1.         NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2.         SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 12. The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2004 annual consolidated financial statements, however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2004 annual consolidated financial statements. Prior to December 31, 2003, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in conformity with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.